UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

THE PARKING REIT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Michael V. Shustek

9130 W. Post Road, Suite 200

Las Vegas, NV 89148

(702) 534-5577

Vestin Realty Mortgage II, Inc. and Vestin Realty Mortgage I, Inc.

9130 W. Post Road, Suite 130

Las Vegas, NV 89148

702-227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55387R 107

1	NAME OF REPORTING PERSONS Michael V. Shustek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of the Parking REIT, Inc., a Maryland corporation (the “Company”), and is filed by Vestin Realty Mortgage II, Inc., a Maryland corporation (“VRM II”) and owner of MVP Capital Partners II (the “Sponsor”), Vestin Realty Mortgage I, Inc., a Maryland corporation (“VRM I”), and Michael Shustek (collectively, the “Reporting Persons”). VRM II is the managing member of the Sponsor, and Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II. This Amendment amends the Schedule 13D filed with the SEC on January 11, 2018, as amended by the Amendment No. 1 filed on May 7, 2019, Amendment No. 2 filed on January 14, 2020, Amendment No. 3 filed on June 4, 2020, Amendment No. 4 filed January 8, 2021 and Amendment No. 5 filed January 20, 2021 (collectively, the “Schedule”).

This Amendment is filed to report the closing of the Transaction reported in Amendment No. 5 filed January 20, 2021, pursuant to which the Reporting Persons sold all of their shares of the Company’s Common Stock pursuant to the equity purchase and contribution agreement (the “Purchase Agreement”) by and among the Reporting Persons, the Company, MVP REIT II Operating Partnership, L.P., a Delaware limited partnership, and Color Up, LLC, a Delaware limited liability company (the “Purchaser”) affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio based alternative asset management firm. Except as otherwise specified in this Amendment, all previous Items from the Schedule are unchanged.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the following:

“On August 25, 2021, the Transaction closed (the “Closing”) and in accordance with the terms of the Purchase Agreement:

•

the Reporting Persons (a) contributed 175,000 shares of Company Common Stock to the Settlement Escrow and (b) surrendered their claim to 400,000 shares of Company Common Stock due to MVP Realty Advisors, LLC, an affiliate of the Reporting Persons from the Company on December 31, 2021 under the Contribution Agreement dated as of March 29, 2019; and

•

the Purchaser purchased (a) 1,549,324 shares of Company Common Stock from the Reporting Persons and their affiliates, and (b) 175,000 shares of Company Common Stock from the Settlement Escrow, in each case, at a price of $11.75 per share.

Following the Closing, the Reporting Persons do not own any securities of the Company.

Effective as of the Closing, Mr. Shustek resigned as a director and officer of the Company and its subsidiaries.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) On August 25, 2021, the Reporting Persons disposed of all of their directly and indirectly beneficially owned shares of the Company’s Common Stock, resulting in zero shares beneficially owned by the Reporting Perons.

(c) The Reporting Persons have not effected any transactions in the shares of the Company’s Common Stock within the past 60 days.

(d) Not applicable.

(e) Effective as of August 25, 2021, the Reporting Persons ceased to be the beneficial owner of 5% or more of the Company’s Common Stock.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2021

Vestin Realty Mortgage II, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Vestin Realty Mortgage I, Inc.

/s/ Michael V. Shustek
Name: Michael V. Shustek
Title: Chairman and Chief Executive Officer

Michael V. Shustek

/s/ Michael V. Shustek